

August 25, 2022

Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp
477 Madison Avenue
New York, NY 10022

> **Re: Concord Acquisition Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 001-39770**

Dear Ms. Tuder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses

of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

<u>Item 15. Exhibits and Financial Statement Schedules, page 76</u>

2.   We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction